

07002514

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2007	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51868

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BNY Investment Center Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BNY INVESTMENT CENTER INC. **1633 Broadway**
(No. and Street)

NEW YORK,	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Lupo **(212) 237 - 0715**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL



CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

STATEMENT OF FINANCIAL CONDITION

BNY Investment Center Inc.
(A wholly-owned subsidiary of The Bank of New York Company, Inc.)

December 31, 2006
with Report of Independent Registered Public Accounting Firm

OATH OR AFFIRMATION

I, Otto Arias, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BNY Investment Center, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FELICIA A. ANTONIO
NOTARY PUBLIC, State of New York
No. 52-4893812
Qualified in Suffolk County
Commission Expires May 11, ~~19~~ 2007

Signature

Vice President
Title

Notary Public 2/15/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BNY Investment Center Inc.
(A wholly-owned subsidiary of The Bank of New York Company, Inc.)

Statement of Financial Condition

December 31, 2006

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder of
BNY Investment Center Inc.

We have audited the accompanying statement of financial condition of BNY Investment Center Inc. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the Statement of Financial Condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BNY Investment Center Inc. at December 31, 2006, in conformity with U.S. generally accepted accounting principles.



February 27, 2007

BNY Investment Center Inc.
(A wholly-owned subsidiary of The Bank of New York Company, Inc.)

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 7,451,647
Securities owned, at market value	9,136,726
Commissions receivable	311,898
Intangible assets, net of amortization of $811,527	1,435,779
Due from Parent, net	30,899,926
Other assets	446,983
Total assets	$ 49,682,959
Liabilities and stockholder's equity	
Liabilities:	
Accrued compensation and benefits	$ 1,404,276
Other liabilities and accrued expenses	647,013
Total liabilities	2,051,289
Stockholder's equity	47,631,670
Total liabilities and stockholder's equity	$ 49,682,959

See accompanying notes.

BNY Investment Center Inc.
(A wholly-owned subsidiary of The Bank of New York Company, Inc.)

Notes to Statement of Financial Condition

December 31, 2006

1. Organization and Description of Business

BNY Investment Center Inc. (the "Company"), a New York corporation, is a wholly-owned subsidiary of The Bank of New York (the "Bank"), which is a wholly-owned subsidiary of The Bank of New York Company, Inc. ("BNY"), a financial holding company. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company is an agency brokerage firm which, up until the transaction described in the next paragraph, serves the Bank's retail banking customers. The Company specializes in the sale of mutual funds, unit investment trusts and annuities and provides discount brokerage services to its clients.

On October 1, 2006, BNY acquired JPMorgan Chase's corporate trust business in exchange for BNY's retail banking and regional middle-market businesses, which included the Company's mutual funds, unit investment trust and annuities business (the "retail business"). The Company adopted discontinued operations accounting for its retail business. Also included in the sales agreement are provisions related to transitional services that will be provided for a period up to 8 months after closing, subject to provisions. The results from continuing operations exclude the results of the Company's retail business. At December 31, 2006, there were no significant assets or liabilities from discontinued operations. The Company will continue to provide full brokerage services to customers of BNY's private bank.

The clearing and depository operations for the Company's clients are provided by Pershing LLC ("Pershing") on a fully-disclosed basis. Pershing is an affiliate of the Company and a wholly-owed subsidiary of the Bank.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Securities Transactions

Commission receivables derived from security transactions with clients are reflected on a trade date basis.

Securities owned are recorded on a trade date basis and are valued at market. At December 31, 2006, securities owned consisted primarily of an investment in a money market mutual fund managed by BNY Hamilton Funds, Inc. ("BNY Hamilton"), an affiliate of BNY.

Marketing Allowance

Prior to the JPMorgan transaction, the Company received marketing allowances from certain mutual funds and insurance carriers and was obligated to use such monies for marketing activities. As a result of the JPMorgan transaction, the Company deemed its unused retail marketing allowances of $737,187 to be fully realized.

Intangible Assets

Intangible assets represent purchased customer accounts that lack physical substance but have contractual or other legal rights or the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. Intangible assets are tested at least annually for impairment. These intangible assets are amortized over the estimated useful life of 3 years.

Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Management estimates that the fair value of financial instruments recognized in the Statement of Financial Condition including cash, receivables, securities owned, certain other assets and certain other liabilities approximate their carrying value.

3. Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by BNY. Income taxes are provided for pursuant to a tax sharing agreement between the Bank and BNY. The Company is included under this tax sharing agreement. Income tax benefits are recognized to the extent such benefits can be realized by BNY in its consolidated returns.

The Company's effective tax rate differs from the federal statutory rate primarily as a result of the effect of state and local taxes.

4. Transactions with Customers

For transactions in which the Company, through Pershing, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and Pershing monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify Pershing for losses that it may sustain from the customer accounts introduced by the Company (see Note 7).

5. Related Party Transactions

The Company has entered into a fully-disclosed clearing agreement with Pershing for the carrying of retail customer accounts and clearance of brokerage transactions. Included in commissions receivable on the Statement of Financial Condition is $272,004 of commissions receivable from Pershing under this agreement..

The Company utilizes the offices and facilities of the Bank and is allocated a charge for their usage.. In addition, the Bank allocated other administrative expenses to the Company for the year ended December 31, 2006.

5. Related Party Transactions (continued)

At December 31, 2006, the Company had $8,950,000 in securities owned which are invested in a money market mutual fund managed by BNY Hamilton. As of December 31, 2006, the Company has $36,584 of dividend receivable from BNY Hamilton Mutual Fund, which is included in other assets on the Statement of Financial Condition.

6. Net Capital Requirements

The Company is subject to the net capital requirements of the New York Stock Exchange (the "Exchange"), Inc. and the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital in accordance with the aggregate indebtedness method of Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provision of the SEC Uniform Net Capital Rule or other regulatory bodies.

For the purpose of the Company's net capital computation, Due from Parent of $52,000,000 has been netted with Due to Parent (for taxes) of approximately $22,000,000.

At December 31, 2006, the Company had net capital of $13,393,326 which was $13,221,723 in excess of the required net capital of $171,603.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2006, the Company was in compliance with all such requirements.

7. Guarantees

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees.

As described in Note 4, the Company has agreed to indemnify Pershing for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2006, the

7. Guarantees (continued)

total amount of customer balances maintained by the clearing broker and subject to such indemnification was approximately $2,019. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

8. Employee Benefit Plans

Substantially all employees of the Company are eligible to participate in a retirement savings plan ("the Plan") sponsored by the Bank, which is composed of a 401(k) match program subject to certain limitations. A percentage of the employee contribution is matched by the Company.

Employees are also eligible to participate in a deferred cash bonus compensation plan, subject to certain vesting rights.

9. Concentration of Credit Risk

At December 31, 2006, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash and a money market mutual fund which are on deposit with major financial institutions, which are also related parties.

END